UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 14, 2011**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

`

* *

Item 8.01. Other Events

Stock Repurchase Program Extension

At its meeting on December 14, 2011, the Board of Directors of Caterpillar Inc. (the "Company") approved the extension of the Company's current stock repurchase program. The program was originally adopted in February 2007 and was due to expire on December 31, 2011. Approximately $3.75 billion of the original $7.5 billion authorized under the stock repurchase program remains available for future use. The Company does not currently plan to engage in stock repurchases under the program. The renewed program will expire on December 31, 2015 or, if earlier, upon the completion of the total authorized stock repurchases.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

December 16, 2011   By: */s/James B. Buda*
                                              James B. Buda
                                              Senior Vice President and Chief Legal Officer